August 5, 2009

BY EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 3, 2009 File No. 000-23593

Dear Mr. Gilmore:

I write on behalf of VeriSign, Inc. (the “Company”) to acknowledge receipt of the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2009 (the “Comment Letter”) setting out comments with respect to VeriSign’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 3, 2009.

The Company is actively engaged in reviewing the Comment Letter and preparing its response, and anticipates providing the Staff with a response by August 14, 2009.

Mr. Patrick Gilmore

Accounting Branch Chief

August 5, 2009

If the Staff wishes to contact us directly or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary at (703) 948-4551 or me at (703) 948-3966.

Very truly yours,

/s/ Luci Altman
Luci Altman
Vice-President, Associate General Counsel
VeriSign, Inc.

cc:	Jennifer Fugario

Mark Shannon

Securities and Exchange Commission

Richard H. Goshorn

Terry Spidell

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP